February 19, 2013

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
Columbia Multi-Advisor International Value Fund
Post-Effective Amendment No. 80
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on February 1, 2013 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1.	Please state terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived during a prior period.

Comment 2.	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently applicable, then please remove the footnote disclosing the contractual fee waiver arrangement in the fees and expense table.

Response:	The disclosure relating to expense caps in the fee and expense table will be removed if the cap is not applicable.

Comment 3.	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the fee and expense table, the duration of such agreement will be for at least one year from the date of effectiveness of the Fund’s prospectus.

Response:	So confirmed.

Comment 4.	Please explain the reason for restating other expenses for Class A, Class B, Class C, Class K and Class Z.

Response:	Other expenses for Class A, Class B, Class C, Class K and Class Z are restated due to change in transfer agency fees for those classes, as approved by the Fund’s Board.

Comment 5.	Please confirm whether or not the Fund requires minimums on subsequent investments. If the Fund requires minimums on subsequent investments, state such minimums in the Buying and Selling Shares subsection of the Summary of the Fund section of the prospectus.

Response:	The Fund does not require minimums on subsequent investments and such disclosure will be added in the Summary section of the prospectus.

Comment 6.	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the underlying position market value minus the notional amount of the swap minus any collateral on deposit.

Comment 7.	Please provide the market capitalization range of companies in the MSCI World Ex-U.S. Small Cap Index.

Response:	As of December 31, 2012, the market capitalization range of companies in the MSCI World Ex-U.S. Small Cap Index was between $42.6 million and $4.5 billion.

Comment 8.	Please explain why Class B is not included in the Buying and Selling Shares table.

Response:	Information on Class B was inadvertently omitted and will be added to the Buying and Selling Shares table.

Comment 9.	Please confirm that the Registrant is aware of the SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776 (August 31, 2011) and potential changes to the SEC position stated in Release 10666 related to cover methods and asset segregation.

Response:	So confirmed.

Comment 10.	Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010).

Response:	So confirmed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.